Exhibit 99.1

Vermilion Energy Inc. Reports Strong Q3 2025 Results, Lowers 2025 Cost Guidance, Releases 2026 Budget and Announces Planned 4% Dividend Increase

CALGARY, AB, Nov. 5, 2025 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to report operating and condensed financial results for the three and nine months ended September 30, 2025.

The unaudited interim financial statements and management discussion and analysis for the three and nine months ended September 30, 2025 will be available on the System for Electronic Document Analysis and Retrieval Plus ("SEDAR+") at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

Q3 2025 Results

•	Generated $254 million ($1.65/basic share)(2) of fund flows from operations ("FFO")(1). Exploration and development ("E&D") capital expenditures(3) were $146 million, resulting in free cash flow ("FCF")(5) of $108 million.
•	Reduced net debt(6) by over $650 million since Q1 2025, bringing net debt to $1.38 billion as at September 30, 2025. This resulted in a net debt to four quarter trailing FFO(7) ratio of 1.4 times, reflecting continued progress toward strengthening Vermilion's balance sheet.
•	Vermilion reported comprehensive income of $35 million ($0.23/basic share).
•	Driven by the successful asset repositioning, including realized Deep Basin synergies in the second half of 2025, Vermilion reduced the upper end of annual E&D capital expenditure guidance by $20 million, from $660 million to $640 million, and reduced annual operating cost guidance by over $10 million.
•	Vermilion realized an average natural gas price of $4.36/mcf before hedging and $5.62/mcf after hedging in Q3 2025 - approximately seven and nine times the AECO 5A benchmark, respectively. To optimize margins, the Company elected to shut in a portion of our gas production and deferred the start-up of several wells, which resulted in approximately 3,000 boe/d of production impact in the quarter, with production expected to resume in Q4 2025 amid stronger pricing.
•	Vermilion returned $26 million to shareholders through dividends and share buybacks, comprising $20 million in dividends and $6 million of share buybacks. During the quarter, the Company repurchased and cancelled 0.6 million shares through the NCIB for a total of 2.5 million shares repurchased year-to-date.
•	Production averaged 119,062 boe/d(9) (67% natural gas and 33% crude oil and liquids), comprising 88,763 boe/d(9) from the North American assets and 30,299 boe/d(9) from the International assets.
•	Drilled 13 (12.4 net) wells in the Deep Basin, demonstrating strong results across our significant land base. Our Q3 2025 drilling program delivered well in excess of our expectations, demonstrating the quality of our land base and reinforcing our confidence in the development potential of these assets.
•	Executed a successful two-well (1.2 net) drilling program in the Netherlands in Q3 2025, discovering commercial gas in both the Rotliegend and Zechstein formations, with both wells expected to be completed, tied in and brought on production in Q4 2025. These wells build on our two-decade track record of exploration success in the Netherlands, and, combined with recent discoveries in Germany, underscore Vermilion's broader European gas exploration expertise.

2026 Budget

•	Vermilion's Board of Directors has approved an E&D capital budget of $600 to $630 million for 2026. This capital budget prioritizes our global gas assets, with approximately 85% of capital invested in this part of Vermilion's portfolio. The Company expects to deliver annual average production of 118,000 to 122,000 boe/d (70% natural gas)(12), focusing on financial discipline and free cash flow generation. The 2026 budget reflects the Company's lower overall cost structure of the enhanced portfolio, with 30% improvements in capital efficiencies and unit operating costs driven by increased operational scale in our core areas.
•	Vermilion plans to invest approximately $415 million of E&D capital into liquids-rich gas assets in the Montney and Deep Basin in 2026, including drilling a total of 49 (44.8 net) wells and investing in key infrastructure. Vermilion will run a three-rig drilling program in the Deep Basin, drilling 43 (38.8 net) wells with minimal infrastructure requirements. In the Montney, we plan to drill six (6.0 net) wells, while completing and bringing on production ten (10.0 net) wells and investing to expand existing infrastructure.
•	Vermilion plans to invest approximately $200 million across its International assets in 2026, with a continued emphasis on European natural gas exploration and development. In Germany, the Company plans to build out key infrastructure and prepare for two (1.3 net) follow-up wells at the Wisselshorst discovery in early 2027, while bringing on production from the first Wisselshorst discovery in mid-2026. We plan to drill one (0.5 net) well in the Netherlands, while continuing to fund economic workover and optimization projects throughout the International portfolio.
•	Plan to increase the quarterly cash dividend by 4% to $0.135 CAD per share, effective with the Q1 2026 dividend payable on March 31, 2026, subject to approval by the Company's Board of Directors in March 2026.

Outlook

•	Vermilion expects Q4 2025 production to average 119,000 to 121,000 boe/d (69% natural gas)(12), with full-year production of approximately 119,500 boe/d (65% natural gas)(12) on E&D capital expenditures of $630 to $640 million.
•	Declared a quarterly cash dividend of $0.13 per common share, payable on December 31, 2025, to shareholders of record on December 15, 2025.
($M except as indicated)	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Financial
Fund flows from operations (1)	253,810	259,678	275,024	769,517	943,085
Fund flows from operations ($/basic share) (2)	1.65	1.68	1.76	5.00	5.93
Fund flows from operations ($/diluted share) (2)	1.64	1.67	1.75	4.96	5.87
Net earnings (loss)
Net earnings (loss) from continuing operations	(4,774)	74,385	39,794	73,314	(77,645)
Net earnings (loss) from discontinued operations	7,331	(307,843)	11,903	(289,262)	49,222
Net earnings (loss)	2,557	(233,458)	51,697	(215,948)	(28,423)
Net earnings (loss) from continuing operations ($/basic share)	(0.03)	0.48	0.25	0.48	(0.49)
Net earnings (loss) from discontinued operations ($/basic share)	0.05	(1.99)	0.08	(1.88)	0.31
Net earnings (loss) ($/basic share)	0.02	(1.51)	0.33	(1.40)	(0.18)
Cash flows from operating activities	389,453	140,467	134,547	810,304	755,164
Cash flows (from) used in investing activities	(325,061)	198,989	145,828	1,129,674	480,196
Capital expenditures (3)	145,562	115,489	121,269	443,170	422,321
Acquisitions (4)	1,068	1,591	1,642	1,123,657	16,844
Dispositions	483,525	-	-	483,525	-
Repurchase of shares	6,320	6,323	40,106	29,219	123,070
Cash dividends ($/share)	0.13	0.13	0.12	0.39	0.36
Dividends declared	19,947	20,022	18,642	60,012	56,806
Free cash flow (5)	108,248	144,189	153,755	326,347	520,764
Long-term debt	1,264,343	1,951,250	903,354	1,264,343	903,354
Net debt (6)	1,384,753	1,413,321	833,331	1,384,753	833,331
Net debt to four quarter trailing fund flows from operations (7)	1.4	1.4	0.6	1.4	0.6
Shares outstanding - basic ('000s)	153,434	154,019	155,348	153,434	155,348
Weighted average shares outstanding - diluted ('000s) (8)	154,921	155,778	157,502	154,080	160,743
Operational
Production (9)
Crude oil and condensate (bbls/d)	28,197	37,449	29,837	32,662	31,797
NGLs (bbls/d)	10,985	12,656	7,547	10,943	7,264
Natural gas (mmcf/d)	479.28	515.38	280.73	455.08	274.93
Total (boe/d)	119,062	136,002	84,173	119,451	84,881
Average realized prices
Crude oil and condensate ($/bbl)	91.93	85.07	103.55	91.80	105.54
NGLs ($/bbl)	22.99	24.68	27.49	26.01	30.99
Natural gas ($/mcf)	4.36	4.88	6.57	5.48	6.13
Average realized price ($/boe)	42.18	43.71	61.97	48.28	62.63
Production mix (% of production)
% priced with reference to AECO	52%	50%	33%	49%	33%
% priced with reference to TTF and NBP	15%	13%	22%	15%	21%
% priced with reference to WTI	23%	28%	32%	26%	32%
% priced with reference to Dated Brent	10%	9%	13%	10%	14%
Netbacks
Operating netback ($/boe) (10)	28.54	28.60	41.89	31.37	48.23
Fund flows from operations ($/boe) (11)	22.82	21.25	34.78	23.63	39.99

(1)	Fund flows from operations (FFO) is a total of segments and non-GAAP financial measure most directly comparable to net earnings (loss) and is calculated as sales less royalties, transportation expense, operating expense, G&A expense, corporate income tax expense (recovery), PRRT expense, interest expense, equity based compensation settled in cash, realized (gain) loss on derivatives, realized foreign exchange (gain) loss, and realized other (income) expense. The measure is used by management to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS® Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to net earnings (loss), the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and are most directly comparable to net earnings (loss) from continuing operations and net earnings (loss) discontinued operations, respectively.

(2)	Fund flows from operations per basic share and diluted share is calculated by dividing fund flows from operations (total of segments and non-GAAP financial measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity-based compensation plans as determined using the treasury stock method. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. More information and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document. Fund flows from continuing operations per basic and diluted share and fund flows from discontinued operations per basic and diluted share are calculated in the same manner as FFO per basic and diluted share.

(3)	Capital expenditures is a non-GAAP financial measure most directly comparable to cash flows used in investing activities and is calculated as the sum of drilling and development costs and exploration and evaluation costs. Management considers capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document. Capital expenditures is also referred to as E&D capital expenditures.

(4)	Acquisitions is a non-GAAP financial measure and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Acquisitions is calculated as the sum of acquisitions, net of cash acquired, acquisitions of securities and net acquired working capital (deficit). Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. More information and a reconciliation to acquisitions, net of cash acquired and acquisition of securities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(5)	Free cash flow (FCF) and excess free cash flow (EFCF) are non-GAAP financial measures most directly comparable to cash flows from operating activities. FCF is calculated as FFO less drilling and development costs and exploration and evaluation costs and EFCF is calculated as FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. FCF and EFCF do not have standardized meanings under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows from operating activities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(6)	Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt and is calculated as long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working deficit (capital), a non-GAAP financial measure described in the "Non-GAAP and Other Specified Financial Measures" section of this document. Management considers this a helpful representation of Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. More information and a reconciliation to long-term debt, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(7)	Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Net debt to four quarter FFO is calculated as net debt divided by FFO from the preceding four quarters. Management uses this measure to assess the Company's ability to repay debt. More information can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four-quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company's ability to repay debt on a pro forma basis.

(8)	Diluted shares outstanding represents the sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan, based on current estimates of future performance factors and forfeiture rates.

(9)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(10)	Operating netback is a non-GAAP financial measure that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. Operating netback is most directly comparable to net (loss) earnings and is calculated as sales less royalties, operating expense, transportation expense, PRRT expense, and realized hedging (gain) loss, and when presented on a per unit basis is a non-GAAP ratio. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. More information and a reconciliation to net (loss) earnings, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(11)	Fund flows from operations per boe is a non-GAAP ratio that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. FFO per boe is calculated as FFO divided by boe production. FFO per boe is used by management to assess the profitability of Vermilion's business units and Vermilion as a whole. More information can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document. Fund flows from continuing operations per boe and fund flows from discontinued operations per boe are calculated in the same manner as FFO per boe.

(12)	Based on Company estimates as at October 27, 2025.

Message to Shareholders

Vermilion delivered a strong third quarter, both operationally and financially, with production at the upper end of our guidance range and robust fund flows from operations. Our continued focus on asset repositioning has led to repeatable improvements in capital and operating efficiencies, supported by longer-duration assets. As a result, we have reduced the upper end of our 2025 capital guidance by $20 million and lowered full-year operating cost guidance by over $10 million. These improvements are structural in nature and have been embedded into our 2026 budget guidance, which is inclusive of realized Deep Basin synergies. Compared to 2024 - the most recent year prior to our asset high-grading - our 2026 operational guidance reflects an over 40% increase in production per share, as well as a 30% structural improvement in capital efficiency and operating costs. Following our repositioning, 85% of our production and capital is now concentrated in larger, core areas of our global gas portfolio. We believe this better positions Vermilion for long-term success.

Our ability to deliver strong Q3 2025 results despite pricing volatility underscores the strength of our differentiated portfolio. Vermilion's assets drove strong operational and financial results despite downward pressure on AECO pricing in response to imbalanced supply-demand dynamics. Vermilion's realized gas price, excluding realized hedging gain, was $4.36/mcf, and including realized hedging gain was $5.62/mcf, approximately seven and nine times the daily benchmark, respectively. This outperformance was driven by our exposure to premium-priced European gas, supplemented by a robust hedging program, and highlights the benefit of being a global gas producer. To optimize margins, the Company elected to shut in a portion of our gas production and deferred the start-up of several wells, which resulted in approximately 3,000 boe/d of production impact in the quarter. The Company expects to bring the shut-in production and new wells online in Q4 2025 into a more supportive pricing environment.

We ramped up to a three-rig drilling program in the Deep Basin during Q3 2025, targeting several discrete zones and delivering strong results across our extensive 1.1 million net acre position. This level of activity reflects a full-scale drilling program and results to-date have exceeded expectations, highlighting the quality of our land base and reinforcing confidence in the asset's long-term potential. Looking ahead, we plan to maintain a steady three-rig program to efficiently advance development across the Deep Basin.

Vermilion executed a successful two-well (1.2 net) drilling program in the Netherlands in Q3 2025, discovering commercial gas in both the Rotliegend and Zechstein formations, with both wells expected to be completed, tied in and brought on production in Q4 2025. These wells build on our two-decade track record of exploration success in the Netherlands, and, combined with recent discoveries in Germany, underscore Vermilion's broader European gas exploration expertise. The first well of the 2024 Germany exploration program, Osterheide, continues to produce at a restricted rate of 1,100 boe/d, while the second well, Wisselshorst, is on track for start-up by mid-2026, with preparations underway for follow-up drilling.

The fourth quarter of 2025 will represent the first full quarter of Vermilion's repositioned global gas portfolio following a busy period of acquisition and disposition activity. With demonstrated successes in exploration and development across our asset base and an improving backdrop for natural gas pricing in Canada, we believe Vermilion is uniquely positioned to benefit from global gas demand.

Q3 2025 Review

Vermilion generated $254 million of fund flows from operations ("FFO") in Q3 2025, with free cash flow ("FCF") of $108 million reflecting E&D capital expenditures of $146 million. Production averaged 119,062 boe/d (67% gas)(1), which was at the upper end of our Q3 2025 guidance range. Production from Vermilion's North American operations averaged 88,763 boe/d(1), inclusive of the divestments of the Company's assets in Saskatchewan and the United States, which closed in July 2025, as well as shut-in gas and the impact of planned turnaround activity. Production from Vermilion's International operations averaged 30,299 boe/d(1) in Q3 2025, an increase of 2% from the previous quarter due to strong performance across the International business units.

In Canada, capital activity ramped up in Q3 2025, with the Company executing a three-rig drilling program in the Deep Basin. Vermilion drilled thirteen (12.4 net), completed twelve (11.3 net), and brought on production three (2.4 net) liquids-rich gas wells in the Deep Basin and brought on production one (1.0 net) liquids-rich gas well in the Montney. The Company elected to defer start-up of several wells drilled and completed in Q3 2025 to Q4 2025, with production expected to come online amid stronger pricing.

In the Netherlands, Vermilion drilled two (1.2 net) conventional natural gas wells. Both wells discovered commercial hydrocarbons and are planned to be completed, tied in and brought on production in Q4 2025. In Germany, the Osterheide well (1.0 net) that was brought on production at the end of Q1 2025 continued to produce at approximately 1,100 boe/d in Q3 2025.

2026 Budget and Guidance

Vermilion's Board of Directors has approved an E&D capital budget of $600 to $630 million for 2026, with approximately 85% allocated to our global gas portfolio. Key investments include drilling and strategic infrastructure investment on the Montney asset, high-return liquids-rich gas wells in the Deep Basin, and drilling and infrastructure capital investment in Germany and the Netherlands. The Company expects to deliver annual average production of 118,000 to 122,000 boe/d (70% natural gas)(2), focusing on financial discipline and free cash flow generation. The 2026 budget reflects the lower overall cost structure of the Company's enhanced portfolio, with 30% improvements in capital efficiencies and unit operating costs driven by increased operational scale in our core operating areas.

Canada

Vermilion plans to invest approximately $415 million of E&D capital into liquids-rich gas assets in the Montney and Deep Basin in 2026, including drilling a total of 49 (44.8 net) wells and investing in key infrastructure. Vermilion will run a three-rig drilling program in the Deep Basin, drilling 43 (38.8 net) wells with minimal infrastructure requirements. In the Montney, we plan to drill six (6.0 net) wells, and complete and bring on production ten (10.0 net) wells, while investing to expand existing infrastructure. Third-party infrastructure is expected to increase total Montney throughput capacity to 28,000 boe/d within the next few years, after which the ongoing capital commitment will decrease to approximately eight wells per year to maintain production, with no further infrastructure expansion anticipated.

International

Vermilion plans to invest approximately $200 million across its International assets in 2026, with a continued emphasis on European natural gas exploration and development. In Germany, the Company plans to build out key infrastructure and prepare for two (1.3 net) follow-up wells at the Wisselshorst discovery in early 2027, while bringing on production from the first Wisselshorst discovery in mid-2026. We plan to drill one (0.5 net) well in the Netherlands, while continuing to fund economic workover and optimization projects throughout the international portfolio. We expect maintenance spending will be higher than previous years due to non-recurring turnarounds across our international asset base, including a planned 32-day turnaround in Ireland that has a scope of work that occurs every five years.

Financial Outlook and Return of Capital

The Company's shareholder returns priorities remain unchanged, as we will focus on funding the base dividend, buying back shares when warranted, and directing excess free cash flow to debt reduction. Vermilion is pleased to announce a planned 4% increase to the quarterly cash dividend to $0.135 CAD per share, effective with the Q1 2026 dividend payable on March 31, 2026, subject to approval by the Company's Board of Directors in March 2026.

2026 Guidance

Category	2026 Current (3)
Production (boe/d)	118,000 - 122,000
E&D capital expenditures ($MM)	$600 - 630
Operating ($/boe)	$12.25 - 13.25
General and administration ($/boe) (4)	$1.65 - 2.15
Transportation ($/boe)	$3.00 - 3.50
Royalty rate (% of sales)	7 - 9%
Cash taxes (% of pre-tax FFO)	2 - 6%
Asset retirement obligations settled ($MM)	$55
Payments on lease obligations ($MM)	$10

Outlook and 2025 Guidance Update

Vermilion expects Q4 2025 production to average 119,000 to 121,000 boe/d (69% natural gas)(2), with full-year production of approximately 119,500 boe/d (65% natural gas)(2) on E&D capital expenditures of $630 to $640 million. The $20 million reduction in the upper range of E&D capital expenditures guidance reflects the improved efficiency of our capital program.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, we have 55% of our expected net-of-royalty production hedged for the remainder of 2025. With respect to individual commodity products, we have hedged 54% of our European natural gas production, 59% of our crude oil production, and 49% of our North American natural gas volumes, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link: https://www.vermilionenergy.com/invest-with-us/hedging.

Board of Directors

Vermilion is pleased to announce the appointment of Mr. Paul Myers to its Board of Directors, effective September 2, 2025. Mr. Myers brings 40 years of global experience in oil and gas exploration, development, and leadership. He was the Founder and Chief Executive Officer of Canbriam Energy, where he oversaw the company's growth into a leading Montney natural gas developer, with responsibility for strategy, capital allocation, stakeholder engagement, and operational excellence. Following Canbriam's acquisition by Pacific Oil & Gas in 2019, he served as President of Pacific Canbriam Energy until his retirement in 2025, guiding the integration and continued development of the company's assets.

Earlier in his career, Mr. Myers was Chief Executive Officer of Esprit Energy Trust and Vice President, Deepwater Gulf of Mexico, at EnCana, where he gained extensive technical and operational expertise in large-scale offshore developments. He also held senior roles with Statoil Exploration US and Amoco Production Company, building deep expertise in geophysics, exploration, and development operations.

(Signed "Dion Hatcher")

Dion Hatcher
President & Chief Executive Officer
November 5, 2025

(1)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(2)	Based on Company estimates, 2026 reflects 2026 forward strip pricing as at October 27, 2025: TTF $14.66/mmbtu; NBP $14.41/mmbtu; AECO $3.26/mcf; Brent US$63.89/bbl; WTI US$59.98/bbl; CAD/USD 1.38; CAD/EUR 1.63 and CAD/AUD 0.91.

(3)	2026 guidance reflects foreign exchange assumptions of CAD/USD 1.38, CAD/EUR 1.63, and CAD/AUD 0.91.

(4)	General and administration expense exclusive of expected cash-settled equity based compensation of $0.15 - 0.20/boe.

Conference Call

Vermilion will discuss these results in a conference call and webcast presentation on Thursday, November 6, 2025, at 9:00 AM MT (11:00 AM ET). To participate, call 1-888-510-2154 (Canada and US Toll Free) or 1-437-900-0527 (International and Toronto Area). A recording of the conference call will be available for replay by calling 1-888-660-6345 (Canada and US Toll Free) or 1-289-819-1450 (International and Toronto Area) and using conference replay entry code 43922# from November 6, 2025, at 12:00 PM MT to November 13, 2025, at 12:00 PM MT.

To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/47fxkup to receive an instant automated call back. You may also access the webcast at https://app.webinar.net/Vy9wqr8Zbzj. The webcast links will be available on Vermilion's website at https://www.vermilionenergy.com/invest-with-us/events-presentations/ under Upcoming Events prior to the conference call. Participants who would like to submit questions ahead of time may do so by emailing investor_relations@vermilionenergy.com.

Non-GAAP and Other Specified Financial Measures

This report and other materials released by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS Accounting Standards and are therefore considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Total of Segments Measures

Fund flows from operations (FFO): Most directly comparable to net earnings (loss), FFO is a non-GAAP financial measure and total of segments measure comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, equity based compensation settled in cash, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used by management to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Reconciliation to the most directly comparable primary financial statement measures can be found below. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and is most directly comparable to net earnings (loss) from continuing operations and net earnings (loss) discontinued operations, respectively.

	Q3 2025		Q3 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	449,502	41.49	388,171	59.72	1,362,029	46.10	1,136,475	59.62
Royalties	(27,398)	(2.53)	(23,678)	(3.64)	(86,757)	(2.94)	(71,188)	(3.73)
Transportation	(34,852)	(3.22)	(23,508)	(3.62)	(96,705)	(3.27)	(64,994)	(3.41)
Operating	(138,484)	(12.78)	(111,425)	(17.14)	(375,388)	(12.70)	(338,032)	(17.73)
General and administration	(19,027)	(1.76)	(15,665)	(2.41)	(72,752)	(2.46)	(53,365)	(2.80)
Corporate income tax expense	(4,676)	(0.43)	(12,707)	(1.96)	(34,851)	(1.18)	(50,427)	(2.65)
Petroleum resource rent tax	(1,663)	(0.15)	(507)	(0.08)	(5,436)	(0.18)	(14,928)	(0.78)
Interest expense	(34,408)	(3.18)	(21,187)	(3.26)	(105,078)	(3.56)	(60,641)	(3.18)
Equity based compensation	-	-	-	-	(5,692)	(0.19)	(14,361)	(0.75)
Realized gain on derivatives	61,793	5.70	49,891	7.68	120,611	4.08	316,523	16.61
Realized foreign exchange (loss) gain	(882)	(0.08)	1,155	0.18	1,130	0.04	5,293	0.28
Realized other income (expense)	163	0.02	(1,676)	(0.26)	(14,956)	(0.51)	(2,148)	(0.11)
Fund flows from continuing operations	250,068	23.08	228,864	35.21	686,155	23.23	788,207	41.37
Equity based compensation	(5,937)		(6,412)		(13,154)		(8,070)
Unrealized gain (loss) on derivative instruments (1)	5,511		(1,052)		62,405		(315,585)
Unrealized foreign exchange loss (1)	(41,507)		(11,522)		(71,519)		(30,384)
Accretion	(18,910)		(17,017)		(52,427)		(49,067)
Depletion and depreciation	(174,033)		(152,840)		(488,077)		(432,843)
Deferred tax (expense) recovery	(20,265)		251		(48,655)		(29,080)
Unrealized other income (expense) (1)	299		(478)		(1,414)		(823)
Net (loss) earnings from continuing operations	(4,774)		39,794		73,314		(77,645)

	Q3 2025		Q3 2024		YTD 2025		YTD 2024
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	19,349	68.62	101,924	72.36	209,816	69.77	340,580	75.33
Royalties	(4,387)	(15.56)	(19,060)	(13.53)	(40,386)	(13.43)	(66,713)	(14.76)
Transportation	(1,025)	(3.64)	(3,185)	(2.26)	(6,969)	(2.32)	(9,978)	(2.21)
Operating	(5,587)	(19.81)	(27,381)	(19.44)	(59,285)	(19.71)	(90,315)	(19.98)
General and administration	(4,608)	(16.34)	(6,138)	(4.36)	(19,814)	(6.59)	(18,678)	(4.13)
Corporate income tax expense	-	-	-	-	-	-	(18)	-
Fund flows from discontinued operations	3,742	13.27	46,160	32.77	83,362	27.72	154,878	34.25
Unrealized gain on derivative instruments (1)	11,047		-		-		-
Unrealized foreign exchange gain (loss) (1)	336		140		(101)		430
Unrealized other expense	(3,986)		-		(3,986)		-
Accretion	-		(2,109)		(4,235)		(6,202)
Depletion and depreciation	-		(27,324)		(46,511)		(86,939)
Deferred tax (expense) recovery	(3,808)		(4,964)		54,595		(12,945)
Impairment expense	-		-		(372,386)		-
Net earnings (loss) from discontinued operations	7,331		11,903		(289,262)		49,222

Fund flows from operations	253,810	22.82	275,024	34.78	769,517	23.63	943,085	39.99

Net earnings (loss)	2,557		51,697		(215,948)		(28,423)

(1)	Unrealized gain (loss) on derivative instruments, Unrealized foreign exchange loss, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Fund flows from operations per basic and diluted share: FFO per basic share and diluted share are non-GAAP ratios. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations (total of segments measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method. Fund flows from continuing operations per basic and diluted share and fund flows from discontinued operations per basic and diluted share are calculated in the same manner as FFO per basic and diluted share.

Fund flows from operations per boe: Management uses fund flows from operations per boe to assess the profitability of our business units and Vermilion as a whole. Fund flows from operations per boe is calculated by dividing fund flows from operations (total of segments measure) by boe production. Fund flows from continuing operations per boe and fund flows from discontinued operations per boe are calculated in the same manner as FFO per boe.

Free cash flow (FCF) and excess free cash flow (EFCF): Most directly comparable to cash flows from operating activities, FCF is a non-GAAP financial measure calculated as fund flows from operations less drilling and development costs and exploration and evaluation costs and EFCF is comprised of FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. Reconciliation to the primary financial statement measures can be found in the following table.

($M)	Q3 2025	Q3 2024	2025	2024
Cash flows from operating activities	389,453	134,547	810,304	755,164
Changes in non-cash operating working capital	(148,972)	125,145	(71,849)	155,869
Asset retirement obligations settled	13,329	15,332	31,062	32,052
Fund flows from operations	253,810	275,024	769,517	943,085
Drilling and development	(144,791)	(118,809)	(423,493)	(410,457)
Exploration and evaluation	(771)	(2,460)	(19,677)	(11,864)
Free cash flow	108,248	153,755	326,347	520,764
Payments on lease obligations	(3,014)	(7,547)	(10,695)	(19,479)
Asset retirement obligations settled	(13,329)	(15,332)	(31,062)	(32,052)
Excess free cash flow	91,905	130,876	284,590	469,233

Capital expenditures: Most directly comparable to cash flows used in investing activities, capital expenditures is a non-GAAP financial measure calculated as the sum of drilling and development costs and exploration and evaluation costs as derived from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. Reconciliation to the primary financial statement measures can be found below.

($M)	Q3 2025	Q3 2024	2025	2024
Drilling and development	144,791	118,809	423,493	410,457
Exploration and evaluation	771	2,460	19,677	11,864
Capital expenditures	145,562	121,269	443,170	422,321

Payout and payout % of FFO: Payout and payout % of FFO are, respectively, a non-GAAP financial measure and non-GAAP ratio. Payout is most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, and payout % of FFO is calculated as payout divided by FFO. The measure is used by management to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. Payout as a percentage of FFO is also referred to as the payout ratio or sustainability ratio. The reconciliation of the measure to the primary financial statement measure can be found below.

($M)	Q3 2025	Q3 2024	2025	2024
Dividends declared	19,947	18,642	60,012	56,806
Drilling and development	144,791	118,809	423,493	410,457
Exploration and evaluation	771	2,460	19,677	11,864
Asset retirement obligations settled	13,329	15,332	31,062	32,052
Payout	178,838	155,243	534,244	511,179
% of fund flows from operations	70%	56%	69%	54%

Return on capital employed (ROCE): A non-GAAP ratio, ROCE is a measure that management uses to analyze our profitability and the efficiency of our capital allocation process; the comparable primary financial statement measure is earnings before income taxes. ROCE is calculated by dividing net earnings (loss) before interest and taxes ("EBIT") by average capital employed over the preceding twelve months. Capital employed is calculated as total assets less current liabilities while average capital employed is calculated using the balance sheets at the beginning and end of the twelve-month period.

	Twelve Months Ended
($M)	Sep 30, 2025	Sep 30, 2024
Net loss	(234,264)	(831,559)
Taxes	(32,898)	(4,597)
Interest expense	129,043	83,550
EBIT	(138,119)	(752,606)
Average capital employed	5,513,299	5,995,108
Return on capital employed	(3) %	(13) %

Adjusted working capital (deficit): Adjusted working capital (deficit) is a non-GAAP financial measure calculated as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used by management to calculate net debt, a capital management measure disclosed below.

	As at
($M)	Sep 30, 2025	Dec 31, 2024
Current assets	394,584	582,326
Current liabilities	(489,424)	(610,590)
Current derivative asset	(44,544)	(40,312)
Current lease liability	10,136	12,206
Current derivative liability	7,180	52,944
Adjusted working capital (deficit)	(122,068)	(3,426)

Acquisitions: Acquisitions is a non-GAAP financial measure and is calculated as the sum of acquisitions, net of cash acquired and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

($M)	Q3 2025	Q3 2024	2025	2024
Acquisitions, net of cash acquired	1,068	1,642	1,087,115	7,471
Shares issued for acquisition	-	-	13,363	-
Acquisition of securities	-	-	-	9,373
Acquired working capital deficit	-	-	23,179	-
Acquisitions	1,068	1,642	1,123,657	16,844

Operating netback: Operating netback is non-GAAP financial measure and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses, and when presented on a per unit basis is a non-GAAP ratio. Operating netback is most directly comparable to net earnings (loss). Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Net debt to four quarter trailing fund flows from operations: Management uses net debt (a capital management measure, as defined below) to four quarter trailing fund flows from operations to assess the Company's ability to repay debt. Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio calculated as net debt (capital management measure) divided by fund flows from operations (total of segments measure) from the preceding four quarters.

Capital Management Measure

Net debt: Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Sep 30, 2025	Dec 31, 2024
Long-term debt	1,264,343	963,456
Adjusted working capital (1)	122,068	3,426
Unrealized FX on swapped USD borrowings	(1,658)	-
Net debt	1,384,753	966,882

Ratio of net debt to four quarter trailing fund flows from operations (1)	1.4	0.8

(1)	Adjusted working capital is defined as current assets (excluding current derivatives), less current liabilities (excluding current derivatives and current lease liabilities).
(2)	Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four-quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company's ability to repay debt on a pro forma basis.

Supplementary Financial Measures

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan ("LTIP"), based on current estimates of future performance factors and forfeiture rates.

('000s of shares)	Q3 2025	Q3 2024
Shares outstanding	153,434	155,348
Potential shares issuable pursuant to the LTIP	4,717	3,564
Diluted shares outstanding	158,151	158,912

Production per share growth: Calculated as the change in production determined on a per weighted average shares outstanding basis over a predefined period of time, expressed as a compounded, annualized return percentage. Measuring production growth per share better reflects the interests of our existing shareholders by reflecting the dilutive impact of equity issuances.

F&D (finding and development) and FD&A (finding, development and acquisition) costs: used as a measure of capital efficiency, calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted FDC (future development capital), by the change in the reserves, incorporating revisions and production, for the same period.

Operating Recycle Ratio: A non-GAAP ratio that is calculated by dividing the Operating Netback, excluding realized gain (loss) on derivatives and petroleum resource rent tax, by the cost of adding reserves (F&D and FD&A cost). Management assesses operating recycle ratio as a measure of the reinvestment of earnings.

Management's Discussion and Analysis and Consolidated Financial Statements

To view Vermilion's Management's Discussion and Analysis and Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2025 and 2024, please refer to SEDAR+ (www.sedarplus.ca) or Vermilion's website at www.vermilionenergy.com.

About Vermilion

Vermilion is a global gas producer that seeks to create value through the acquisition, exploration and development of liquids-rich natural gas in Canada and conventional natural gas in Europe while optimizing low-decline oil assets. This diversified portfolio delivers outsized free cash flow through direct exposure to global commodity prices and enhanced capital allocation optionality.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important than the safety of the public and those who work with Vermilion, and the protection of the natural surroundings. In addition, the Company emphasizes strategic community investment in each of its operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document may include, but are not limited to: capital expenditures, including Vermilion's 2025 guidance, and Vermilion's ability to fund such expenditures; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; wells expected to be drilled and the timing thereof; exploration and development plans and the timing thereof; future drilling prospects; the ability of our asset base to deliver modest production growth; the evaluation of international acquisition opportunities; statements regarding the return of capital; our asset petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2025 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange and inflation rates; the payment and amount of future dividends, including management's intention to increase the Company's dividend and the timing thereof; the effect of possible changes in critical accounting estimates; the Company's review of the impact of potential changes to financial reporting standards; the potential financial impact of climate-related risks; Vermilion's goals regarding its debt levels, including maintenance of a ratio of net debt to four quarter trailing fund flows from operations; statements regarding Vermilion's hedging program and the stability of our cash flows; operating and other expenses; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; management's expectations relating to the timing and results of exploration and development activities; the impact of Vermilion's dividend policy on its future cash flows; credit ratings; hedging program; expected earnings/(loss) and adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and free cash flow and expected future cash flow and free cash flow per share; estimated future dividends; financial strength and flexibility; debt and equity market conditions; general economic and competitive conditions; ability of management to execute key priorities; and the effectiveness of various actions resulting from the Vermilion's strategic priorities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates and inflation; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against or involving Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities. References to Vermilion or the Company in this document include Westbrick Energy Ltd. ("Westbrick" or "Westbrick Energy") which was acquired by Vermilion Energy Inc. on February 26, 2025.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document discloses certain oil and gas metrics, including DCET costs, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included in this MD&A to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the Company's future performance and future performance may not compare to the Company's performance in previous periods and therefore such metrics should not be unduly relied upon. DCET costs includes all capital spent to drill, complete, equip and tie-in a well. Additional oil and gas metrics in this document may include, but are not limited to:

Boe Equivalency: Per barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6:1). Barrel of oil equivalents (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, as the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Estimates of Drilling Locations: Unbooked drilling locations are the internal estimates of Vermilion based on Vermilion's prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources (including contingent and prospective). Unbooked locations have been identified by Vermilion's management as an estimation of Vermilion's multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that Vermilion will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and natural gas reserves, resources or production. The drilling locations on which Vermilion will actually drill wells, including the number and timing thereof is ultimately dependent upon the availability of funding, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While a certain number of the unbooked drilling locations have been de-risked by Vermilion drilling existing wells in relative close proximity to such unbooked drilling locations, the majority of other unbooked drilling locations are farther away from existing wells where management of Vermilion has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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SOURCE Vermilion Energy Inc.

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CO: Vermilion Energy Inc.

CNW 17:01e 05-NOV-25